Exhibit 2.1

October 17, 2025

XOMA Royalty Corporation
2200 Powell Street, Suite 310
Emeryville, CA 94608
Attention: Legal Department; Bradley Sitko

LAVA Therapeutics N.V.
Yalelaan 62
3584 CM Utrecht,
The Netherlands
Attention: Stephen Hurly

RE:         Share Purchase Agreement – Resolution of Dispute Notice / Amendment to Purchase Agreement

Ladies and Gentlemen,

Reference is made to that certain Share Purchase Agreement (the “Purchase Agreement”), dated as of August 3, 2025, by and between XOMA Royalty Corporation, a Nevada corporation (“Buyer”), and LAVA Therapeutics N.V., a Dutch public limited liability company (naamloze vennootschap) organized under the Laws of The Netherlands, having its corporate seat (statutaire zetel) in Utrecht, The Netherlands, registered with the Dutch trade register under number 65335740 (the “Company”). Capitalized terms used but not defined in this letter shall have the meanings given to such terms in the Purchase Agreement.

The Parties acknowledge and agree that (i) in accordance with Section 2.01(k) of the Purchase Agreement, Buyer delivered a Dispute Notice on September 24, 2025, (ii) between September 24, 2025 and the date hereof, the Parties have negotiated in good faith to determine an agreed calculation of Closing Net Cash as of the Cash Determination Time and (iii) in connection herewith, the parties have agreed that the Closing Net Cash as of the Cash Determination Time for all purposes under the Purchase Agreement shall be $24,500,000. Further, in accordance with Section 9.03 of the Purchase Agreement, the Parties hereby agree to amend the Purchase Agreement as follows:

1.	The fourth recital of the Purchase Agreement shall be amended and restated in its entirety as follows:

WHEREAS, on the terms and subject to the conditions set forth in this Agreement, Buyer shall commence a tender offer (as it may be amended from time to time as permitted by this Agreement, the “Offer”) to purchase any (subject to the Minimum Condition) and all of the issued and outstanding ordinary shares, par value €0.12 per share, in the capital of the Company (collectively, the “Shares”), for (i) an amount in cash equal to $1.04 per Share (the “Cash Amount”), plus (ii) one contingent value right per Share (a “CVR”), which shall represent the right to receive potential payments, in cash, described in, and subject to and in accordance with the terms and conditions of, the CVR Agreement (together with the Cash Amount, the “Offer Consideration”), in each case without interest and net of applicable withholding Tax pursuant to Section 2.09;

2.	The definitions of “Additional Price Per Share” and “Base Price Per Share” in Section 1.01 shall be deemed deleted in their entirety.

3.	Section 2.01(c)(ii) shall be amended and restated in its entirety as follows:

decrease the Cash Amount or the number of CVRs comprised in the Offer Consideration;

4.	Section 2.01(c)(iv) shall be amended and restated in its entirety as follows:

change the form of consideration to be paid in the Offer;

5.	Section 2.01(d) shall be amended and restated in its entirety as follows:

The Offer shall initially expire at 9:00 a.m. (New York City time) on October 3, 2025 (such initial expiration date and time of the Offer, the “Initial Expiration Time”) or, if the Offer has been extended pursuant to and in accordance with Section 2.01(e), the date and time to which the Offer has been so extended (the Initial Expiration Time, or such later expiration date and time to which the Offer has been so extended, the “Expiration Time,” provided, that the Expiration Time shall not occur prior to the third (3rd) Business Day following the date of the EGM (inclusive)).

6.	Section 2.01(e)(ii) shall be amended and restated in its entirety as follows:

if, at the then-scheduled Expiration Time, any of the Offer Conditions has not either been satisfied or waived (to the extent such waiver is not prohibited under this Agreement or by applicable Law), then Buyer shall extend the Offer on one or more occasions in consecutive periods of up to ten (10) Business Days (five (5) Business Days being sufficient, subject to applicable Law) each (with each such period to end at 5:00 p.m. (New York City time) on the last Business Day of such period) (or such other duration as may be agreed to by Buyer and the Company) in order to permit the satisfaction of such Offer Condition(s); provided, that if Buyer determines in good faith, after consultation with its outside legal counsel, that at any then-scheduled Expiration Time, the Offer Condition set forth in paragraph (B) or paragraph (H) of Annex I is not reasonably likely to be satisfied within such extension period, then Buyer may extend the Offer on such occasion for periods of up to twenty (20) Business Days; provided, further, that (x) Buyer shall not be required to extend the Offer to a date later than the End Date (as may be extended pursuant to Section 8.01(b)(i)) and (y) if all of the Offer Conditions have been satisfied or waived (to the extent such waiver is not prohibited under this Agreement or by applicable Law) other than the Minimum Condition, Buyer shall not be required to extend the Offer on more than two (2) occasions in consecutive periods of up to ten (10) Business Days (five (5) Business Days being sufficient, subject to applicable Law) each (with each such period to end at 5:00 p.m. (New York City time) on the last Business Day of such period) (or such other duration as may be agreed to by Buyer and the Company); or

7.	Section 2.01(j) shall be amended and restated in its entirety as follows:

Except as otherwise contemplated in this Section 2.01, on the tenth (10th) Business Day before the Initial Expiration Time, the Company shall deliver to Buyer a schedule (the “Closing Cash Schedule”) setting forth, in reasonable detail, the Company’s good faith, estimated calculation of Closing Net Cash (the “Closing Cash Calculation”) as of immediately prior to the Closing (the “Cash Determination Time”) based on the Initial Expiration Time. The Company shall make available to Buyer, as reasonably requested by Buyer, the work papers and back-up materials used or any other relevant information useful in preparing the Closing Cash Schedule, including close-out memos or other forms of written affirmation from vendors that either no more money is due or an amount of money is due that is reflected on the Closing Cash Schedule. If reasonably requested by Buyer, access to the Company’s accountants and counsel at reasonable times and upon reasonable notice will be provided by the Company in order to permit Buyer to review the Closing Cash Calculation. The Closing Cash Calculation shall include the Company’s determination, as of the Cash Determination Time, of the Cash Amount and each component thereof.

8.	Section 2.01(o) shall be deemed deleted in its entirety.

9.	Paragraph J of Annex I shall be amended and restated in its entirety as set forth below.

the Closing Net Cash as finally determined in accordance with this Agreement is at least $24,500,000; and

10.	A new Paragraph K shall be inserted into Annex I to read as set forth below and the “Offer Conditions” shall be constructed to include such condition for all purposes under the Purchase Agreement.

the Company shall have delivered to Seagen Inc. (or its applicable successor in interest) a notice and waiver, with a copy of such delivery provided to Buyer, in respect of that certain Exclusive License Agreement, dated as of September 23, 2022, by and between LAVA Therapeutics, Inc. and Seagen, Inc., as amended to date, waiving any and all of Company’s rights to exercise the Buy-Up Option (as defined therein) pursuant to Section 7.5 thereof, in form and substance reasonably acceptable to Buyer.

11.	Exhibit C shall be amended and restated in its entirety with the form of CVR Agreement attached hereto as Schedule I.

This letter agreement shall constitute an amendment of the Purchase Agreement in accordance with Section 9.03 of the Purchase Agreement. This letter agreement and the Purchase Agreement (including the Annexes, Schedules and Exhibits hereto, the Company Letter and the Confidentiality Agreement, and the other documents delivered in connection with the Purchase Agreement) constitute the entire agreement among the Parties with respect to the subject matter hereof and thereof and supersede all prior (but not concurrent) agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and thereof. Except as expressly amended hereby, the Purchase Agreement shall remain in full force and effect without modification. Article 9 (Miscellaneous) of the Purchase Agreement is incorporated by reference into this letter agreement, mutatis mutandis. Notwithstanding anything to the contrary herein, this letter agreement shall automatically terminate and be of no further force and effect without any action of the parties if the Purchase Agreement is terminated in accordance with the terms thereof.

[Signature page follows]

IN WITNESS WHEREOF, the Parties have caused this letter agreement to be duly executed by their respective authorized officers as of the date set forth on the cover page of this letter agreement.

LAVA Therapeutics N.V.

By:	/s/ Stephen Hurly
Name: Stephen Hurly
Title: President, Chief Executive Officer

XOMA Royalty Corporation

By:	/s/ Owen Hughes
Name: Owen Hughes
Title: Chief Executive Officer

SIGNATURE PAGE TO LETTER AGREEMENT

Schedule I

Form of CVR Agreement

FORM OF CONTINGENT VALUE RIGHTS AGREEMENT

THIS CONTINGENT VALUE RIGHTS AGREEMENT, dated as of [●] (this “Agreement”), is entered into by and between XOMA ROYALTY CORPORATION, a Nevada corporation (the “Parent”), Broadridge Corporate Issuer Solutions, LLC, a Pennsylvania limited liability company, as Rights Agent (as defined herein), Fortis Advisors LLC, a Delaware limited liability company, solely in its capacity as the initial representative, agent and attorney in-fact of the Holders (the “Representative”), and Steve Hurly and Owen Hughes, each at the request of the Company (as defined herein) and solely for purposes of representing the Holders with respect to the Tax Reserve Matter (the “Tax Reserve Committee”).

RECITALS

WHEREAS, Parent and LAVA Therapeutics N.V., a public limited liability company (naamloze vennootschap) organized under the Laws of The Netherlands, having its corporate seat in Utrecht, The Netherlands, registered with the Dutch trade register under number 65335740 (the “Company”), have entered into a Share Purchase Agreement, dated as of August 3, 2025, as amended on October 17, 2025 (the “Purchase Agreement”), pursuant to which Buyer will consummate the transactions described therein (the “Transactions”);

WHEREAS, pursuant to the Purchase Agreement, and in accordance with the terms and conditions thereof, Parent shall deliver one CVR (as defined below) (i) for each Share validly tendered and not validly withdrawn pursuant to the Offer as of the Acceptance Time, (ii) for each Share validly tendered during the Subsequent Offering Period, (iii) for each Share underlying each Company Option that is (x) outstanding as of immediately prior to the Closing and (y) has a per Share exercise price that is less than the Cash Amount and (iv) for each New Topco A Share issued and outstanding immediately prior to the Cancellation Effective Time (the initial holders of such CVRs collectively, the “Initial Holders”);

WHEREAS, Parent desires that the Rights Agent act as its agent for the purposes of effecting the distribution of the CVRs to the Initial Holders and performing the other services described in this Agreement;

WHEREAS, Parent has designated the Representative to act as agent for the Initial Holders for the purposes of accomplishing the intent and implementing the provisions of this Agreement and facilitating the consummation of the transactions contemplated hereby and performing the other services described in this Agreement; and

WHEREAS, the Initial Holders desire that the Tax Reserve Committee act on their behalf and for their benefit for the purposes of representing the Holders with respect to the Tax Reserve Matter.

NOW, THEREFORE, in consideration of the foregoing and the consummation of the transactions referred to above, the parties agree, for the equal and proportionate benefit of all Holders (as defined herein), as follows:

ARTICLE I
DEFINITIONS: CERTAIN RULES OF CONSTRUCTION

Section 1.1         Definitions. Capitalized terms used but not otherwise defined herein have the meanings ascribed thereto in the Purchase Agreement. References to the Company herein apply to New Topco, being the surviving company in the Downstream Merger, from and after the Merger Effective Time. As used in this Agreement, the following terms will have the following meanings:

“2022 CIT Return” has the meaning given in Schedule I hereto.

4

“Acting Holders” means, at the time of determination, Holders of not less than thirty five (35%) of outstanding CVRs as set forth in the CVR Register.

“Additional Closing Net Cash Proceeds” means 100% of the amount by which the Closing Net Cash, adjusted for any Permitted Deductions made within ninety (90) days following the Closing Date, exceeds Closing Net Cash as finally determined pursuant to Section 2.01(j)–(n) of the Purchase Agreement.

“Amended 2022 CIT Return” has the meaning given in Schedule I hereto.

“Change of Control” means: (a) a direct or indirect sale or other sale, lease, exchange, disposition or other transfer (through a single transaction or a series of related transactions within a twelve-month period) of all or substantially all of the assets of New Topco (or its successor) on a consolidated basis (other than to any direct or indirect controlled Subsidiary of Parent); (b) a merger, demerger, consolidation or business combination involving New Topco (or its successor) in which New Topco (or its successor) is not the surviving or continuing entity (except for a merger, demerger, consolidation or business combination in which the surviving or continuing entity would continue to be a direct or indirect controlled Subsidiary of Parent); and (c) any other transaction (or series of related transactions within a twelve-month period) involving New Topco (or its successor) in which New Topco (or its successor) is the surviving or continuing entity but in which Parent owns less than 50% of New Topco’s voting power immediately after the transaction.

“Company Tax Advisor” means Taxture B.V.

“CVRs” means the contractual contingent value rights to be granted by Parent to the respective Initial Holders as part of the Offer Consideration and in connection with the settlement of their Company Options, as applicable, pursuant to the terms of the Offer and the Purchase Agreement. Unless otherwise specified herein, for purposes of this Agreement all the CVRs shall be considered as part of and shall act as one class only. For the avoidance of doubt, Parent shall grant CVRs only to the Initial Holders and shall not grant CVRs to any other Persons at any other time during the pendency of this Agreement, pursuant and subject to the terms hereof.

“CVR Payment Amount” means, for a given Holder, an amount equal to the product of: (a) the CVR Proceeds; and (b) (i) the total number of CVRs entitled to receive such CVR Proceeds held by such Holder, divided by (ii) the total number of CVRs entitled to receive such CVR Proceeds held by all Holders as each reflected on the CVR Register as of the close of business on the date prior to the date of payment (rounded down to the nearest whole cent).

“CVR Payment Date” means: (a) with respect to any Existing Partnership Proceeds or Disposition Proceeds payable to Holders, no later than thirty (30) days following the receipt of Gross Proceeds by Parent or any of its Affiliates, including the Company (after the Closing) and New Topco; (b) with respect to any Additional Closing Net Cash Proceeds payable to Holders, as soon as practicable (but in no event later than one hundred five (105) days) following the Closing); and (c) with respect to any Tax Reserve Proceeds, no later than sixty (60) days following the Tax Reserve Confirmation Date.

“CVR Proceeds” means: (a) any Existing Partnership Proceeds; (b) any Disposition Proceeds; (c) any Additional Closing Net Cash Proceeds; and (d) any Tax Reserve Proceeds.

“CVR Products” means: (a) each of the product or product candidates developed or commercialized by the Company, its Affiliates or their respective (sub)licensees and known as: (i) EGFRd2 (PF-8046052) or JNJ-89853413; (b) each other product or product candidate discovered, developed, or commercialized pursuant to an Existing Partnership; and (c) any product, product candidate or other research program being researched or developed by the Company as of the Closing, including the product or product candidate known as LAVA-1266.

“Disposition” means the direct or indirect sale, transfer, lease, conveyance, assignment, license or other disposition directly or indirectly by Parent or any of its Affiliates, including the Company (after the Closing) and New Topco, of all or any part of its rights in and to any CVR Products, in each case during the Disposition Period which, for the avoidance of doubt, shall exclude any Existing Partnership or any transaction or other disposition by Parent or any of its Affiliates, including the Company (after the Closing) and New Topco, to a third party (unaffiliated with the Parent or any of its Affiliates, including the Company (after the Closing) and New Topco), in a single transaction or series of related transactions, of a portion of the future Net Proceeds to be retained by Parent or any of its Affiliates in accordance with this Agreement.

“Disposition Agreement” means a definitive agreement, contract or other document entered into by Parent or any of its Affiliates, including the Company (after the Closing) and New Topco, and any Person who is not an Affiliate of Parent providing for a Disposition or Permitted Disposition, as the case may be.

“Disposition Period” means the period beginning on the Closing and ending on the tenth (10th) anniversary of the Closing.

“Disposition Proceeds” means (a) 100% of the Net Proceeds, in the case of a Permitted Disposition entered into prior to the Closing and (b) 75% of the Net Proceeds, in the case of a Disposition entered into following the Closing.

“DTC” means The Depository Trust Company or any successor thereto.

“Efforts Disposition Period” means the period beginning on the Closing and ending on the second (2nd) anniversary of the Closing, in each case related to a Permitted Disposition or a Disposition.

“Expiration Date” means the tenth (10th) anniversary of the Closing.

“Equity Award CVR” means a CVR received by an Initial Holder in respect of his or her Company Options.

“Existing Partnerships” means the Company’s collaborations (i) with Pfizer Inc. (formerly Seagen Inc.) to develop, manufacture and commercialize EGFRd2 (PF-8046052) pursuant to that certain Exclusive License Agreement, by and between Pfizer Inc. and Company, dated September 23, 2022, as amended, restated, modified, replaced and novated from time to time and (ii) with Johnson & Johnson (formerly Janssen) for the discovery and development of novel bispecific antibody-based T cell engagers for the treatment of cancer, including JNJ-89853413 pursuant to that certain Research Collaboration and License Agreement, by and between Johnson & Johnson and Company, dated May 13, 2020, as amended, restated, modified, replaced and novated from time to time.

“Existing Partnership Agreement” means each of (i) the Research Collaboration and License Agreement, dated as of May 13, 2020, by and among the Company (at that time named LAVA Therapeutics B.V.), and Janssen Biotech, Inc., as amended to date, and (ii) the Exclusive License Agreement, dated as of September 23, 2022, by and between LAVA Therapeutics, Inc. and Seagen, Inc., as amended to date.

“Existing Partnership Period” means the period beginning on the Closing and ending on the tenth (10th) anniversary of the Closing.

“Existing Partnership Proceeds” means 75% of the Net Proceeds, in the case of Gross Proceeds as payable to Parent or any of its Affiliates, including the Company (after the Closing) and New Topco, or is otherwise due to or received by Parent or any of its Affiliates, including the Company (after the Closing) and New Topco, in respect of any Existing Partnership during the Existing Partnership Period.

“Gross Proceeds” means, without duplication, the sum of all cash consideration and the value of any and all consideration of any kind that is payable to Parent or any of its Affiliates, including the Company (after the Closing) and New Topco, or is otherwise due to or received by, Parent or any of its Affiliates, including the Company (after the Closing) and New Topco (i) during the Existing Partnership Period in respect of an Existing Partnership or (ii) during the Disposition Period in respect of a Disposition or Permitted Disposition, in each case solely as such consideration or value relates to any CVR Products. The value of any securities (whether debt or equity) or other non-cash property constituting Gross Proceeds shall be determined as follows: (A) the value of securities for which there is an established public market shall be equal to the volume weighted average of their closing market prices for the five (5) trading days ending the day prior to the due date of payment to, or receipt by, Parent or its relevant Affiliate; and (B) the value of securities that have no established public market and the value of consideration that consists of other non-cash property, shall be the fair market value thereof as of the due date of payment to, or receipt by, Parent or its relevant Affiliate; provided, that Parent may elect, upon prompt notice to the Representative after receipt of consideration, to have any securities or other non-cash property specified in the foregoing clause (B) be deemed as Gross Proceeds only upon the earlier of: (1) the receipt by Parent or any of its Affiliates, including the Company (after the Closing) and New Topco, of cash in respect of the sale or other liquidation by Parent or its Affiliates of such securities or other non-cash property, and the value of such cash shall be Gross Proceeds upon receipt by Parent or any of its Affiliates, including the Company (after the Closing) and New Topco; (2) the first (1st) anniversary of receipt of such securities or other non-cash property, and (3) the day before the date on which the Disposition Period expires and the value of such consideration shall be Gross Proceeds as of such date with a value equal to the greater of (x) the fair market value of such securities or other non-cash property as of the date originally due to be received by Parent or its relevant Affiliate or (y) the fair market value of such securities or other non-cash property as of such date, and all other consideration, if any, payable or paid to or received by Parent or any of its Affiliates, including the Company (after the Closing) and New Topco, will be deemed Gross Proceeds upon the due date for receipt by Parent or its relevant Affiliate.

“Holder” means, at the relevant time, either (A) an Initial Holder of a CVR or (B) a Person in whose name such CVR is subsequently registered in the CVR Register following a Permitted CVR Transfer.

“Liability” means any liability, indebtedness, obligation, expense, claim, deficiency, guaranty or endorsement of any kind, whether accrued, absolute, contingent, matured, unmatured or otherwise.

“Net Proceeds” means the Gross Proceeds received by Parent or any of its Affiliates, including the Company (after the Closing) and New Topco, minus Permitted Deductions, as calculated in a manner consistent with generally accepted accounting principles in the United States set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board. For clarity: (i) if Permitted Deductions exceed Gross Proceeds as it relates to any payment event, as applicable, any excess Permitted Deductions shall be applied against Gross Proceeds in a subsequent payment event, as applicable; (ii) if any of the Gross Proceeds or Permitted Deduction are not in U.S. dollars, currency conversion to U.S. dollars shall be made by using the exchange rate prevailing at the JP Morgan Chase Bank or its successor entity on the due date of receipt of such Gross Proceeds or due date of payment of relevant Permitted Deductions, as applicable; and (iii) Net Proceeds shall not include any royalties or other amounts payable by Parent or any of its Affiliates (including the Company (after the Closing) and New Topco) to any third party in connection with the applicable Existing Partnership Agreement or Disposition Agreement.

“Officer’s Certificate” means a certificate signed by an authorized officer of Parent, in his or her capacity as such an officer, and delivered to the Rights Agent and the Representative.

“Parent Tax Advisor” means PricewaterhouseCoopers Belastingadviseurs N.V.

“Permitted CVR Transfer” means a transfer of CVRs: (a) upon death of a Holder by will or intestacy; (b) pursuant to a court order; (c) by operation of law (including by consolidation, merger, or demerger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; (d) in the case of CVRs held in book-entry or other similar nominee form, from a nominee to a beneficial owner and, if applicable, through an intermediary, to the extent allowable by DTC; or (e) as provided in Section 2.7.

“Permitted Deductions” means the sum of, without duplication, the following costs or expenses:

(a)            any applicable Taxes (including any applicable value added or sales taxes or withholding Taxes) imposed on or with respect to Gross Proceeds and payable by (or withheld from) Parent or any of its Affiliates, including the Company (after the Closing) and New Topco, and, without duplication, any income or other Taxes payable by Parent or any of its Affiliates, including the Company (after the Closing) and New Topco, that would not have been incurred by Parent or its Affiliates, including the Company (after the Closing) and New Topco, but for the Gross Proceeds having been received or accrued by Parent or its Affiliates, including the Company (after the Closing) and New Topco (in each case, regardless of the due date of such Taxes); provided that for purposes of calculating income Taxes payable by Parent or its Affiliates, including the Company (after the Closing) and New Topco, in respect of the Gross Proceeds, any such income Taxes shall be computed after taking into account any net operating loss carryforwards or other Tax attributes (including Tax credits) of the Company or its Affiliates as of the Closing prior to the Closing that are available to offset such gain after taking into account any limits of the usability of such attributes, including under Section 382 of the Code as reasonably determined by a nationally recognized tax advisor (and for the sake of clarity such income Taxes shall be calculated without taking into account any net operating losses or other Tax attributes generated by Parent or its Affiliates, including the Company (after Closing) and New Topco;

(b)            (i) any Taxes imposed under Dutch tax law arising in connection with the Post-Offer Reorganization (other than Taxes withheld in connection with the Cancellation), computing after taking into account the use of any carry forward Tax losses or other Tax attributes (including Tax credits) of the Company that are available to offset such tax after taking into account any limits of the usability of such attributes, including under Sections 20 and 20a of the Dutch Corporate Income Tax Act (Wet op de vennootschapsbelasting 1969) and (ii) any incremental Australian income tax or related amounts (including for the avoidance of doubt interest or penalties) that arise in connection with the Australian research and development tax offset claimed by the Company;

(c)            any reasonable and documented unreimbursed out-of-pocket costs and expenses incurred by Parent or any of its Affiliates, including the Company (after the Closing) and New Topco, in connection with (i) the applicable CVR Product(s) in respect of a Disposition or Permitted Disposition or (ii) the Existing Partnerships, in each case including research and development costs, technology transfer costs, contractual expenses and any costs in respect of head licenses for sublicensed technology and the development or prosecution, maintenance or enforcement by Parent or any of its Affiliates, including the Company (after the Closing) and New Topco, of the intellectual property related to the CVR Products, but excluding any such costs that are accounted for in Transaction Expenses or Estimated Costs Post-Merger Effective Date;

(d)            any reasonable and documented unreimbursed out-of-pocket costs and expenses incurred by Parent or any of its Affiliates, including the Company (after the Closing) and New Topco, in connection with (i) any Disposition or other business development related efforts after the Closing Date with respect to the relevant CVR Product(s) or intellectual property related to the CVR Products during or otherwise attributable to the Disposition Period or Existing Partnership Period, as applicable; and (ii) maintenance costs related to the CVRs or the CVR Products (including fees and expenses related to the Rights Agent and the Representative);

(e)            any reasonable and documented unreimbursed out-of-pocket costs incurred or accrued by Parent or any of its Affiliates, including the Company (after the Closing) and New Topco, in connection with Parent’s (i) commercially reasonable efforts to negotiate or enter into any Disposition Agreement or consummate a Disposition of any applicable CVR Product(s) or a Permitted Disposition, including any Representative’s fee, Right’s Agent fee, any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee, service fee or other fee, commission or expense owed to any broker, finder, investment bank, auditor, accountant, counsel, advisor or other third party in relation thereto and (ii) obligations under Section 4.6(a) or, without duplication of any Tax Reserve Matter Expenses, Section 4.7, including any such costs arising out of any third-party claims, demands, actions, or other proceedings relating to or in connection with any Disposition or Permitted Disposition; and

(f)             any (i) Liabilities existing or incurred prior to the Expiration Date that would have been required to be included in the calculation of Closing Net Cash in accordance with the Purchase Agreement to the extent not taken account in the calculation of Closing Net Cash and (ii) without duplication, any Tax Reserve Matter Expense in excess of $6,333,000.

“Rights Agent” means the Rights Agent named in the first paragraph of this Agreement, until a successor Rights Agent will have become such pursuant to the applicable provisions of this Agreement, and thereafter “Rights Agent” will mean such successor Rights Agent.

“Tax Authority” means any Governmental Authority competent to impose a liability in respect of Tax or responsible for the administration or collection of Tax.

“Tax Confirmation” means the final response of the Dutch Tax Authority in respect of the Tax Confirmation Request in a form and substance reasonably satisfactory to the Tax Reserve Committee (acting together).

“Tax Confirmation Request” has the meaning given in Schedule I hereto.

“Tax Reserve” means an amount equal to $6,333,000 and which amount has been included as a Liability in the calculation of Closing Net Cash.

“Tax Reserve Actions” has the meaning given in Schedule I hereto.

“Tax Reserve Confirmation Date” means the earlier of (i) the expiration of the statute of limitations (including extensions thereof) applicable to the Tax Reserve Matter plus 60 days, or (ii) the date on which the Tax Confirmation is received by the Company or New Topco.

“Tax Reserve Matter” means the actions that will be taken with respect to certain Tax Returns of the Company for certain Pre-Closing Tax Periods, as further described on Schedule I hereto.

“Tax Reserve Matter Expenses” means, without duplication, (i) an amount equal to the additional Dutch corporate income tax actually due by the Company in Euro (to be translated into U.S. dollars as at the applicable CVR Payment Date), including any applicable interest or penalties, if any (the “Tax Reserve Liability”) and (ii) any associated documented and unreimbursed out-of-pocket costs and expenses incurred by Parent, the Tax Reserve Committee or any of its Affiliates, including the Company (after the Closing) and New Topco, in connection with or related to the Tax Reserve Matter, including any damages or losses (including special, punitive or indirect, consequential or incidental loss or damage or penalties of any kind as may be imposed or otherwise agreed to), judgments, settlements, interest, court or other costs and fees and costs of attorneys, accountants and other experts, or other expenses of litigation or other proceedings or of any claim, default or assessment.

“Tax Reserve Proceeds” means an amount equal to the Tax Reserve, minus any Tax Reserve Matter Expenses. For the avoidance of doubt, if the Tax Reserve Matter Expenses exceed $6,333,000, then there shall be no Tax Reserve Proceeds payable hereunder.

“Tax Return” means any return, declaration, report or other information relating to Tax, including any schedule or annex thereto, and including any amendment thereof, to be filed with any Tax Authority.

Section 1.2         Rules of Construction.

(a)        As used in this Agreement, any noun or pronoun will be deemed to include the plural as well as the singular and to cover all genders.

(b)       This Agreement will be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted. The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption of burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of this Agreement.

(c)        As used in this Agreement, the words “include,” “includes,” or “including” will be deemed to be followed by the words “without limitation.” The words “hereof,” “herein,” “hereby,” “hereto,” and “hereunder” and words of similar import when used in this Agreement will refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” will not be exclusive.

(d)       When reference is made in this Agreement to an Article or Section, such reference will refer to Articles and Sections of this Agreement, as the case may be, unless otherwise indicated.

(e)        The headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

(f)        All references to $ are to United States dollars.

ARTICLE II
CONTINGENT VALUE RIGHTS

Section 2.1         CVRs; Authority; Appointment of Rights Agent. The CVRs represent the contractual rights of Holders to receive contingent cash payment of the CVR Proceeds from Parent pursuant to this Agreement. Parent has all requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Parent and no other corporate proceedings on the part of Parent are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by Parent and, assuming the due authorization, execution and delivery by the Rights Agent, and the Representative, constitutes a legal, valid and binding obligation of Parent, enforceable against Parent in accordance with its terms. Neither the execution and delivery of this Agreement nor the performance by Parent of its obligations hereunder or the consummation of the transactions contemplated hereby will: (i) conflict with, or result in any violation of any provision of the certificate of incorporation, bylaws and other similar organizational documents of Parent; or (ii) conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation under, any loan or credit agreement, note, mortgage, indenture, lease, or other agreement, obligation, instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Parent or its properties or assets which violation, in the case of clause (ii), individually or in the aggregate, would reasonably be expected to have a material adverse effect on the ability of Parent to perform the obligations forth in this Agreement. No consent, approval, order or authorization of, or registration, declaration, notice or filing with, any Governmental Authority is required by or with respect to Parent in connection with the execution and delivery of this Agreement by the Parent or the consummation by Parent of the transactions contemplated hereby, except as would not reasonably be expected to have a material adverse effect on the ability of Parent to perform the obligations set forth in this Agreement. Parent hereby appoints Broadridge Corporate Issuer Solutions, LLC as the Rights Agent to act as rights agent for Parent in accordance with the instructions hereinafter set forth in this Agreement, and Broadridge Corporate Issuer Solutions, LLC hereby accepts such appointment.

Section 2.2         Nontransferable. Except for Permitted Transfers, the CVRs may not be sold, assigned, transferred, pledged, encumbered or in any other manner transferred or disposed of, in whole or in part. Any attempted sale, assignment, transfer, pledge, encumbrance or disposition of CVRs, in whole or in part, in violation of this Section 2.2 shall be void ab initio and of no effect.

Section 2.3         No Certificate; Registration; Registration of Transfer; Change of Address.

(a)        The CVRs will be issued and distributed by Parent to each Holder in book-entry form only and will not be evidenced by a certificate or other instrument.

(b)        The Rights Agent will keep a register (the “CVR Register”) for the purpose of: (i) identifying the Holders (provided that the CVR Register will initially show one position for Cede & Co. as nominee for DTC, instead of showing individual Holders who received CVRs for Shares or New Topco A Shares held by DTC in street name, as well as showing Holders whose CVRs are registered in their own name); and (ii) registering CVRs and Permitted CVR Transfers thereof. With respect to CVRs issued for Shares or New Topco A Shares held by DTC on behalf of Holders who held such Shares or New Topco A Shares in street name, the CVR Register will initially show one position for Cede & Co. as nominee for DTC, instead of showing the individual Holders of such CVRs. The Rights Agent will have no responsibility whatsoever directly to the street name holders with respect to transfers of CVRs unless and until such CVRs are transferred into the name of such street name holders in accordance with Section 2.2. With respect to any payments to be made under Section 2.4 below, the Rights Agent will accomplish the payment to any former street name holders of Shares or New Topco A Shares by sending one lump payment to DTC. The Rights Agent will have no responsibilities whatsoever with regard to the distribution of payments by DTC to such street name holders. Upon request of a Holder or the Representative to Parent, Parent will cause the Rights Agent to make available to such Holder or the Representative, as applicable, a list of the other Holders, the number of CVRs held by each Holder, the contact information maintained by the Rights Agent with respect to each Holder and such other information relating to this Agreement as may be reasonably requested by the Representative and is information that is typically stored by a Rights Agent in accordance with general industry practices for similar types of engagements.

(c)        Subject to the restrictions on transferability set forth in Section 2.2 and subject to the Rights Agent’s bona fide procedures to validate the identity of a Holder, every request made to transfer a CVR must be in writing and accompanied by a written instrument of transfer, in form reasonably satisfactory to the Rights Agent pursuant to its guidelines, duly executed by the Holder thereof, the Holder’s attorney duly authorized in writing, the Holder’s personal representative duly authorized in writing, or the Holder’s survivor (with written documentation evidencing such Person’s status as the Holder’s survivor), and setting forth in reasonable detail the circumstances relating to the transfer. Upon receipt of such written notice and proper validation of the identity of such Holder, the Rights Agent will, subject to its reasonable determination that the transfer instrument is in proper form and the transfer otherwise complies with the other terms and conditions of this Agreement (including the provisions of Section 2.2), register the transfer of the CVRs in the CVR Register. As a condition of such transfer, Parent and Rights Agent may require a transferring Holder or its transferee to pay to the applicable Governmental Authority any transfer, stamp, documentary, registration, or other similar Tax or governmental charge that is imposed in connection with any such registration of transfer. The Rights Agent shall have no duty or obligation to take any action under any section of this Agreement that requires the payment by a Holder of a CVR of such applicable Taxes or charges unless and until the Rights Agent is reasonably satisfied that all such Taxes or charges have been paid or that such Taxes or charges are not applicable. All duly transferred CVRs registered in the CVR Register will be the valid obligations of Parent and will entitle the transferee to the same benefits and rights under this Agreement as those held immediately prior to the transfer by the transferor. No transfer of a CVR will be valid until registered in the CVR Register in accordance with this Agreement.

(d)       A Holder may make a written request to the Rights Agent to change such Holder’s address of record in the CVR Register. The written request must be duly executed by the Holder. Upon receipt of such written notice and proper validation of the identity of such Holder, the Rights Agent will promptly record the change of address in the CVR Register.

Section 2.4         Payment Procedures: Notices.

(a)        Parent hereby agrees that (i) if a Disposition Agreement is entered into during the Disposition Period, then Parent shall promptly deliver to the Rights Agent (with a copy to the Representative) written notice indicating that a Disposition Agreement has been entered into and a copy of the Disposition Agreement and any ancillary agreements thereto and (ii) promptly following the Tax Reserve Confirmation Date, Parent shall promptly deliver to the Representative written notice of the occurrence of such date.

(b)       On or prior to each CVR Payment Date, with respect to any Existing Partnership Proceeds, Disposition Proceeds, any Additional Closing Net Cash Proceeds or Tax Reserve Proceeds, Parent shall deliver to the Rights Agent (with a copy to the Representative): (i) written notice indicating that: (A) the Holders are entitled to receive one or more payments with respect to Existing Partnership Proceeds, Disposition Proceeds, Additional Closing Net Cash Proceeds or Tax Reserve Proceeds, as applicable; (B) the source and trigger event for such payment of Existing Partnership Proceeds, Disposition Proceeds, Additional Closing Net Cash Proceeds or Tax Reserve Proceeds, as applicable; and (C) (i) a calculation of Gross Proceeds (including any calculation or supporting documentations applicable to any allocation determination for consideration related or not related to a CVR Product), Net Proceeds and any Permitted Deductions used to calculate such Existing Partnership Proceeds or Disposition Proceeds, if applicable, with reasonable supporting detail for such Permitted Deductions, or (ii) as applicable, an overview of the Tax Reserve Proceeds, including a list of any Tax Reserve Matter Expenses, and (iii) any other calculations used to calculate the Additional Closing Net Cash Proceeds or Tax Reserve Proceeds, as applicable (each such notice, a “CVR Payment Notice”); (ii) a letter of instruction setting forth, for each CVR, the CVR Payment Amount with respect thereto (including each component included in the calculation thereof); and (iii) any other letter of instruction reasonably required by the Rights Agent. On or prior to any CVR Payment Date, Parent shall deliver to the Rights Agent the CVR Payment Amounts required by Section 4.2. All payments by Parent hereunder shall be made in U.S. dollars. For the avoidance of doubt, Parent shall have no further liability in respect of the relevant CVR Payment Amount upon delivery of such CVR Payment Amount in accordance with this Section 2.4(b) and the satisfaction of each of Parent’s obligations set forth in this Section 2.4(b). With respect to cash deposited by Parent with the bank or financial institution designated by Rights Agent, Rights Agent agrees to cause such bank or financial institution to establish and maintain a separate demand deposit account, therefor in the name of Rights Agent for the benefit of Parent. Rights Agent will only draw upon cash in such account(s) as required from time to time in order to make payments as required under this Agreement and any applicable tax withholding payments. The Rights Agent shall have no responsibility or liability for any diminution of funds that may result from any deposit made by the Rights Agent in accordance with this paragraph, including any losses resulting from a default by any bank, financial institution or other third party, in the absence of fraud, bad faith or willful misconduct by or on behalf of the Rights Agent. The Rights Agent may from time to time receive interest in connection with such deposits. The Rights Agent shall not be obligated to pay such interest to Parent, the Representative, any Holder or any other party. The Rights Agent is acting as an agent hereunder and is not a debtor of Parent in respect of cash deposited hereunder. For the avoidance of doubt, Parent and Representative acknowledge that (i) the Rights Agent is not a bank or a trust company, (ii) the Rights Agent is not acting in any sort of capacity as an “escrow” or similar agent hereunder, and (iii) nothing in this Agreement shall be construed as requiring the Rights Agent to perform any services that would require registration with any governmental authority as a bank or a trust company.

(c)        The Rights Agent will promptly, and in any event within ten (10) Business Days after receipt of the CVR Payment Notice as well as any letter of instruction reasonably required by the Rights Agent, send each registered Holder at its registered address a copy of the CVR Payment Notice (at Parent’s sole cost and expense (without limitation to Parent’s right to deduct any such expenses in accordance herewith)) and, following the applicable CVR Payment Date, promptly pay by check mailed to the address of record of each registered Holder the CVR Payment Amount to each of the registered Holders reflected in the CVR Register as of the close of business on the CVR Payment Date. With respect to any Holder who is not a registered Holder, the Rights Agent will, following the applicable CVR Payment Date, promptly pay to DTC the CVR Payment Amount with respect to CVRs issued for Shares or New Topco A Shares held by DTC on behalf of Holders who held such Shares or New Topco A Shares in street name.

(d)        Any portion of the CVR Payment Amount that remains undistributed to a Holder six (6) months after the date of the delivery of the applicable CVR Payment Date will be delivered by the Rights Agent to Parent, upon demand, and any Holder will thereafter look only to Parent for payment of the CVR Payment Amount, without interest, but such Holder will have no greater rights against Parent than those accorded to general unsecured creditors of Parent under applicable Law.

(e)        None of Parent, any of its Affiliates, including the Company (after the Closing) and New Topco, or the Rights Agent or the Tax Reserve Committee Group will be liable to any Person in respect of the CVR Payment Amount delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If, despite Parent’s, any of its Affiliates’ and/or the Rights Agent’s commercially reasonable efforts to deliver the CVR Payment Amount to the applicable Holder, the CVR Payment Amount has not been paid prior to two (2) years after the applicable CVR Payment Date (or immediately prior to such earlier date on which the CVR Payment Amount would otherwise escheat to or become the property of any Governmental Authority), the CVR Payment Amount will be delivered by the Rights Agent to Parent and, to the extent permitted by applicable Law, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto. If the CVR Payment Amount does not become the property of the Parent, to the extent permitted by applicable Law, upon transfer by the Rights Agent, such Holder will thereafter look only to the Parent for payment of the CVR Payment Amount, without interest, and the Parent will be responsible for escheatment to the applicable Governmental Body. The Rights Agent will not be responsible for escheatment of abandoned property except in the case that the Parent is unable to provide the Rights Agent with the applicable instructions to transfer such property to the Parent before the CVR Payment would escheat to the applicable Governmental Body. In such case, the Rights Agent will be required to escheat the funds to the State immediately. In addition to and not in limitation of any other indemnity obligation herein, Parent agrees to indemnify and hold harmless Rights Agent with respect to any liability, penalty, cost or expense Rights Agent may incur or be subject to in connection with transferring such property to Parent or New Topco.

Section 2.5         Tax Matters.

(a)        Except to the extent any portion of the CVR Payment Amount is required to be treated as interest pursuant to applicable Law, Parent, and the Representative intend that, for all U.S. federal and applicable state and local income tax purposes: (i) the CVRs received in respect of Shares (which for avoidance of doubt does not include the Equity Award CVRs) are treated as additional consideration paid with respect to such Shares in connection with the Offer; (ii) any CVR Payment Amount received in respect of such CVRs is treated as an amount realized on the disposition or partial disposition of the applicable CVRs; and (iii) any CVR Payment Amount paid in respect of any Equity Award CVR is treated as wages in the year in which the CVR Payment Amount is made (and not upon the receipt of such CVR) (clauses (i), (ii) and (iii), collectively, the “Intended Tax Treatment”).

(b)        In addition to any Permitted Deductions, Parent and its Affiliates (including the Company, after the Closing) and the Rights Agent shall be entitled to deduct and withhold, or cause to be deducted or withheld, from each CVR Payment Amount or any other amounts otherwise payable pursuant to this Agreement such amounts as may be required to be deducted and withheld therefrom under applicable Law. With respect to Holders who received Equity Award CVRs, any such withholding may be made, or caused to be made, by Parent through the payroll system or any successor payroll system of Parent or any of its Affiliates, including the Company (after the Closing) and New Topco. Prior to making (or causing to be made) any such Tax deduction or withholding, Parent shall instruct the Rights Agent to provide the opportunity for the Holders to provide properly completed and duly executed Internal Revenue Service Forms W-9 or appropriate W-8, as applicable, or any other reasonably appropriate forms or information from Holders in order to avoid or reduce withholding. Parent shall promptly and timely remit, or cause to be remitted (including by causing the Rights Agent to remit), any amounts withheld in respect of Taxes to the appropriate Governmental Authority. To the extent any amounts are so deducted and withheld and remitted to the appropriate Governmental Authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made.

(c)        Parent and the Representative intend that each payment provided under this Agreement with respect to an Equity Award CVR (the “Payments”) is a separate “payment” for purposes Section 1.409A-2(b)(2)(i) of the U.S. Treasury Regulations. For the avoidance of doubt, Parent and the Representative intend that the Payments satisfy, to the greatest extent possible, the exemption from the application of Section 409A of the Code and the Treasury Regulations and other guidance issued thereunder and any state law of similar effect (collectively “Section 409A”) provided under Treasury Regulations Section 1.409A-1(b)(4) and, to the extent not so exempt, that the Payments comply, and this Agreement be interpreted to the greatest extent possible, as consistent with Treasury Regulations Section 1.409A-3(i)(5)(iv)(A) – that is, as “transaction-based compensation.” To the extent this Agreement (and any definitions hereunder), or any payments hereunder, are not exempt, they shall be construed in a manner that complies with Section 409A, including by reason of satisfying the “transaction-based compensation” provisions thereunder and shall incorporate by reference all required definitions and payment terms. Notwithstanding the foregoing, none of Parent, the Company (after the Closing) or the manager of Parent, or any of their respective representatives make any representation or warranty and will have no liability to a Holder or transferee or any other Person if any payments under any provisions of this Agreement are determined to constitute deferred compensation under Section 409A of the Code (or any similar provisions of applicable state or local law) that are subject to certain additional federal, state or other taxes. Parent may provide each recipient of an Equity Award CVR with a notice or award agreement setting forth the terms and condition of the holder’s entitlement to payments under such Equity Award CVR in accordance with the terms of this Agreement. Rights Agent makes no representations or warranties with respect to tax treatment of the CVRs. None of the Rights Agent, its Affiliates or the services provided by the Rights Agent hereunder are intended to provide legal, tax or financial advice.

Section 2.6         No Voting, Dividends or Interest; No Equity or Ownership Interest in Parent or any of its Affiliates.

(a)        The CVRs will not have any voting or dividend rights, and interest will not accrue on any amounts payable on the CVRs to any Holder.

(b)        The CVRs will not represent any equity or ownership interest in Parent, the Company or any of their respective Affiliates. It is hereby acknowledged and agreed that a CVR shall not constitute a security of Parent.

(c)        Each Holder acknowledges and agrees to the appointment and authority of the Representative to act as the exclusive representative, agent and attorney-in-fact of such Holder and all Holders as set forth in this Agreement. Notwithstanding the foregoing, the Representative shall have no obligation to act on behalf of the Holders, except as expressly provided herein and in the Representative Engagement Agreement, and for the avoidance of doubt, the Representative shall have no obligations under any ancillary agreement, schedule, exhibit or disclosure schedule. For the further avoidance of doubt, the Representative has no obligations in connection with the Tax Reserve Matter or any related matters. Certain Holders have entered into an engagement agreement (the “Representative Engagement Agreement”) with the Representative and agreed to provide direction to the Representative in connection with its services under this Agreement and the Representative Engagement Agreement (such Holders, including their individual representatives, collectively hereinafter referred to as the “Advisory Group”). Neither the Representative nor its members, managers, directors, officers, contractors, agents and employees nor any member of the Advisory Group (collectively, the “Representative Group”), shall be liable to any Holder for any action or failure to act in connection with the acceptance or administration of the Representative’s responsibilities hereunder or under the Representative Engagement Agreement, unless and only to the extent such action or failure to act constitutes gross negligence, fraud or willful misconduct. The Holders shall indemnify, defend and hold harmless the Representative Group from and against any and all losses, claims, damages, liabilities, fees, costs, expenses (including fees, disbursements and costs of counsel and other skilled professionals and in connection with seeking recovery from insurers), judgments, fines, amounts paid in settlement (collectively, the “Representative Expenses”) incurred without gross negligence, fraud or willful misconduct on the part of the Representative and arising out of or in connection with the acceptance or administration of its duties hereunder or under the Representative Engagement Agreement. Such Representative Expenses may be recovered first, from the Expense Fund (as defined in the Representative Engagement Agreement), second, from any distribution of CVR Payment Amounts otherwise distributable to the Holders at the time of distribution, and third, directly from the Holders. At any time, the Representative may resign (in which case the Acting Holders shall promptly appoint a successor Representative reasonably acceptable to Parent). The immunities and rights to indemnification shall survive the Closing, the resignation or removal of the Representative or any member of the Advisory Group or any termination of this Agreement. The Holders acknowledge that the Representative shall not be required to expend or risk its own funds or otherwise incur any financial liability in the exercise or performance of any of its powers, rights, duties or privileges or pursuant to this Agreement, the Representative Engagement Agreement or the transactions contemplated hereby or thereby. Furthermore, the Representative shall not be required to take any action unless the Representative has been provided with funds, security or indemnities which, in its reasonable determination, are sufficient to protect the Representative against the costs, expenses and liabilities which may be incurred by the Representative in performing such actions. The powers, immunities and rights to indemnification granted to the Representative Group hereunder: (i) are coupled with an interest and shall be irrevocable and survive the death, incompetence, bankruptcy or liquidation of any Holder and shall be binding on any successor thereto, and (ii) shall survive the delivery of an assignment by any Holder of the whole or any fraction of his, her or its interest in the CVRs or other interest herein. The Representative shall be entitled to: (A) rely upon the CVR Register and any associated list of Holders, (B) rely upon any signature reasonably believed by it to be genuine, and (C) reasonably assume that a signatory has proper authorization to sign on behalf of the applicable Holder or other party. The Representative will not be deemed to have any fiduciary or similar duties to any Holder or other party/person by virtue of this Agreement or otherwise. Each Holder agrees that such Holder will not challenge or contest any action, inaction, determination or decision of the Representative or the authority or power of the Representative and will not threaten, bring, commence, institute, maintain, prosecute or voluntarily aid any action, which challenges the validity of or seeks to enjoin the operation of any provision of this Agreement, including the provisions relating to the authority of the Representative to act on behalf of such Holder and all Holders as set forth in this Agreement. All actions taken by the Representative under this Agreement or the Representative Engagement Agreement shall be binding upon each Holder and such Holder’s successors as if expressly confirmed and ratified in writing by such Holder, and all defenses which may be available to any Holder to contest, negate or disaffirm the action of the Representative taken in good faith under this Agreement or the Representative Engagement Agreement are waived.

(d)        Parent, its manager and its officers and Affiliates will not be deemed to have any fiduciary or similar duties to any Holder by virtue of this Agreement.

(e)        Each Holder acknowledges and agrees to the appointment and authority of the Tax Reserve Committee to act on behalf and for the benefit of such Holder and all Holders as set forth in this Agreement, which shall include the power and authority of the Tax Reserve Committee to take or refrain the Company (or New Topco, after the Merger Effective Time) from taking the actions specified herein and any other actions relating to the subject matter of this Agreement as determined by the Tax Reserve Committee. Notwithstanding the foregoing or anything else herein, the Tax Reserve Committee shall have no obligation to act on behalf of the Holders except as expressly provided herein, and for purposes of clarity, there are no obligations of the Tax Reserve Committee in any ancillary agreement, schedule, exhibit or disclosure schedule. The powers, immunities and rights to indemnification granted to the Tax Reserve Committee Group hereunder: (i) are coupled with an interest and shall be irrevocable and survive the death, incompetence, bankruptcy or liquidation of any Holder and shall be binding on any successor thereto, and (ii) shall survive the delivery of an assignment by any Holder of the whole or any fraction of his, her or its interest in the CVRs or other interest herein. Each Holder agrees that such Holder will not threaten, bring, commence, institute, maintain, prosecute or voluntarily aid any action, which challenges the validity of or seeks to enjoin the operation of any provision of this Agreement, including the provisions relating to the authority of the Tax Reserve Committee to act on behalf of such Holder and all Holders as set forth in this Agreement. The Tax Reserve Committee shall be entitled to: (A) rely upon the CVR Register and associated list of Holders, (B) rely upon any signature reasonably believed by it to be genuine and (C) reasonably assume that a signatory has proper authorization to sign on behalf of the applicable Holder or other party.

(f)         The Tax Reserve Committee will not be deemed to have any fiduciary or similar duties to any Holder by virtue of this Agreement. All actions taken by the Tax Reserve Committee under this Agreement shall be binding upon each Holder and such Holder’s successors as if expressly confirmed and ratified in writing by such Holder, and all defenses which may be available to any Holder to contest, negate or disaffirm the action of the Tax Reserve Committee taken in good faith under this Agreement are waived.

(g)        It is hereby acknowledged and agreed that the CVRs and the possibility of any payment hereunder with respect thereto are highly speculative and subject to numerous factors outside of Parent’s control, and there is no assurance that Holders will receive any payments under this Agreement or in connection with the CVRs. The Parties acknowledge that it is possible that no Existing Partnership Proceeds, Disposition Proceeds, Additional Closing Net Cash Proceeds or Tax Reserve Proceeds will accrue and that there will not be any Gross Proceeds that may be the subject of a CVR Payment Amount.

Section 2.7         Ability to Renounce or Abandon CVR. Notwithstanding anything to the contrary contained herein, any Holder or Holder’s successor or assign pursuant to a Permitted CVR Transfer may, at any time, at such Holder’s option, agree to renounce, in whole or in part, its rights under this Agreement and abandon all of such Holder’s remaining rights in a CVR by transferring such CVR to Parent without consideration therefor, effected by written notice to the Rights Agent, the Representative and Parent, which renouncement and abandonment notice, if given, shall be irrevocable. Nothing in this Agreement shall prohibit Parent or any of its Affiliates, including the Company (after the Closing) and New Topco, from offering to acquire or acquiring any CVRs for consideration from the Holders, in private transactions or otherwise, in its sole discretion. Any CVRs acquired by Parent or any of its Affiliates, including the Company (after the Closing) and New Topco, shall be automatically deemed extinguished and no longer outstanding for purposes of the definition of Acting Holders and ARTICLE VI and Section 6.3 hereunder.

ARTICLE III
THE RIGHTS AGENT

Section 3.1         Certain Duties and Responsibilities. The provisions of this Article III shall survive the termination of this Agreement and the resignation, replacement or removal of the Rights Agent, and the exercise, termination and expiration of the CVRs. The Rights Agent will not have any liability for any actions taken or not taken in connection with this Agreement, except to the extent of its bad faith, gross negligence, fraud or willful misconduct (in each case as determined by a court of competent jurisdiction). IN NO EVENT WILL THE RIGHTS AGENT BE LIABLE FOR ANY SPECIAL, INDIRECT, INCIDENTAL, PUNITIVE OR CONSEQUENTIAL DAMAGES ARISING OUT OF OR RELATED TO THIS AGREEMENT (INCLUDING LOST PROFITS, DAMAGE TO REPUTATION OR LOST SAVINGS), EVEN IF FORESEEABLE AND EVEN IF RIGHTS AGENT HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES.

Section 3.2         Certain Rights of Rights Agent. The Rights Agent undertakes to perform only the duties and obligations as are specifically set forth in this Agreement, and no implied covenants or obligations will be read into this Agreement against the Rights Agent. In addition, Parent and the Representative (on behalf of the Holders) each agree that the Rights Agent shall have the following rights:

(a)        the Rights Agent may rely on and will be protected and held harmless by Parent in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, power of attorney, endorsement, direction, consent, order or other paper or document believed by it in good faith to be genuine and to have been signed, executed and, where necessary, verified or acknowledged or presented by the proper party or parties;

(b)        the Rights Agent may rely on and shall be held harmless by Parent in acting upon written (including electronically transmitted) or oral instructions from Parent, the Representative or any CVR Holder with respect to any matter relating to its acting as Rights Agent;

(c)        whenever the Rights Agent deems it desirable that a matter be proved or established prior to taking or omitting any action hereunder, the Rights Agent may: (i) rely upon an Officer’s Certificate, which certificate shall be full authorization and protection to the Rights Agent; and (ii) the Rights Agent shall, in the absence of bad faith, gross negligence, fraud or willful misconduct on its part (in each case, as determined by a court of competent jurisdiction), incur no liability and be held harmless by Parent for or in respect of any action taken or omitted to be taken by it under the provisions of this Agreement in reliance upon such Officer’s Certificate;

(d)        the Rights Agent may engage and consult with counsel of its selection and the written advice of such counsel or any opinion of counsel will, in the absence of bad faith, gross negligence, fraud or willful misconduct (in each case, as determined by a court of competent jurisdiction), provide full and complete authorization and protection to the Rights Agent and the Rights Agent shall be held harmless by Parent in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon;

(e)        the permissive rights of the Rights Agent to do things enumerated in this Agreement will not be construed as a duty;

(f)         the Rights Agent will not be required to give any note or surety in respect of the execution of such powers or otherwise in respect of the CVR Proceeds;

(g)        the Rights Agent shall not be liable for or by reason of, and shall be held harmless by Parent with respect to, any of the statements of fact or recitals contained in this Agreement or be required to verify the same, but all such statements and recitals are and shall be deemed to have been made by Parent only;

(h)        the Rights Agent will have no liability and shall be held harmless by Parent in respect of the validity of this Agreement or the execution and delivery hereof (except the due execution and delivery hereof by the Rights Agent and the enforceability of this Agreement against the Rights Agent assuming the due execution and delivery hereof by Parent), nor shall it be responsible for any breach by Parent of any covenant or condition contained in this Agreement;

(i)         the Rights Agent shall not be required to perform any action if such action would cause the Rights Agent to violate any applicable law, regulation or court order;

(j)         the Rights Agent shall not be deemed to have any knowledge of any event of which it was to receive notice thereof hereunder, and the Rights Agent shall be fully protected and shall incur no liability for failing to take any action in connection therewith, unless and until it has received such notice in writing;

(k)        the Rights Agent shall not assume any obligations or relationship of agency or trust with the Representative or any Holder;

(l)         Parent agrees to indemnify the Rights Agent and its affiliates, and its and their respective employees, officers, directors, representatives and advisors for, and hold such Persons harmless against, any loss, liability, damage, judgment, fine, penalty, cost or expense (each, a “Loss”) arising out of or in connection with the Rights Agent’s duties under this Agreement, including the reasonable, documented and necessary out-of-pocket costs and expenses of defending Rights Agent against any claims, charges, demands, actions or suits arising out of or in connection with the execution, acceptance, administration, exercise and performance of its duties under this Agreement or enforcing its rights hereunder, unless such Loss has been determined by a court of competent jurisdiction to be a result of Rights Agent’s gross negligence, bad faith, fraud or willful misconduct; provided that this Section 3.2(l) shall not apply with respect to income, receipt, franchise or similar Taxes;

(m)       Parent agrees: (i) to pay the fees and expenses of the Rights Agent in connection with this Agreement as agreed upon in writing by the Rights Agent and Parent on or prior to the date hereof; and (ii) to reimburse the Rights Agent for all reasonable, documented and necessary out-of-pocket expenses paid or incurred by the Rights Agent in connection with the administration by the Rights Agent of its duties hereunder, including all stamp and transfer Taxes (and excluding for the avoidance of doubt any income, receipt, franchise or similar) and governmental charges, except that Parent will have no obligation to pay the fees of the Rights Agent or reimburse the Rights Agent for the fees of counsel in connection with any lawsuit initiated by the Rights Agent on behalf of itself, except in the case of any suit enforcing the provisions of Section 2.4(a), Section 2.4(b), Section 2.4(c), Section 2.4(d) or Section 3.2, if Parent is found by a court of competent jurisdiction to be liable to the Rights Agent or the Holders, as applicable in such suit; and

(n)        no provision of this Agreement shall require the Rights Agent to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of its rights if there shall be reasonable grounds for believing that repayment of such funds or adequate indemnification against such risk or liability is not reasonably assured to it.

Section 3.3         Resignation and Removal; Appointment of Successor.

(a)        The Rights Agent may resign at any time by giving written notice thereof to Parent (with a copy to the Representative) specifying a date when such resignation will take effect, which notice will be sent at least sixty (60) days prior to the date so specified but in no event will such resignation become effective until a successor Rights Agent has been appointed. The Representative shall have the right to remove Rights Agent at any time by specifying a date when such removal will take effect but no such removal will become effective until a successor Rights Agent has been appointed. Notice of such removal will be given by the Representative to Rights Agent (with a copy to the Parent), which notice will be sent at least sixty (60) days prior to the date so specified.

(b)        If the Rights Agent provides notice of its intent to resign, is removed pursuant to Section 3.3(a) or becomes incapable of acting, Parent and the Representative, acting in concert, will, as soon as is reasonably possible, appoint a qualified successor Rights Agent who, unless otherwise consented to in writing by the Acting Holders, shall be a stock transfer agent of national reputation or the corporate trust department of a commercial bank. The successor Rights Agent so appointed will, forthwith upon its acceptance of such appointment in accordance with Section 3.4, become the successor Rights Agent. Notwithstanding the foregoing, if Parent shall fail to make such appointment within a period of 60 days after giving notice of such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent, then the Acting Holders may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. The successor Rights Agent so appointed shall, forthwith upon its acceptance of such appointment in accordance with Section 3.5, become the successor Rights Agent.

(c)        Parent will give notice of each resignation and each removal of a Rights Agent and each appointment of a successor Rights Agent by mailing written notice of such event by first-class mail to the Holders as their names and addresses appear in the CVR Register. Each notice will include the name and address of the successor Rights Agent. If Parent fails to send such notice within ten (10) Business Days after acceptance of appointment by a successor Rights Agent in accordance with Section 3.4, the successor Rights Agent will cause the notice to be mailed at the expense of Parent. Failure to give any notice provided for in this Section 3.3, however, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.

Section 3.4         Transition Support. As long as all undisputed fees and charges that are due and payable to the Rights Agent for the Rights Agent’s services performed under this Agreement have been paid, Rights Agent will cooperate with Parent, the Representative and any successor Rights Agent as reasonably requested in connection with the transition of the duties and responsibilities of the Rights Agent to the successor Rights Agent, including the transfer of all relevant data, including transferring the CVR Register to the successor Rights Agent. The Rights Agent shall be entitled to reimbursement by Parent (without limitation to Parent’s right to deduct any such expenses in accordance herewith) for costs and expenses related to such transition services.

Section 3.5         Acceptance of Appointment by Successor. Every successor Rights Agent appointed pursuant to Section 3.3(b) hereunder will execute, acknowledge and deliver to Parent and to the retiring Rights Agent an instrument accepting such appointment and a counterpart of this Agreement, and thereupon such successor Rights Agent, without any further act, deed or conveyance, will become vested with all the rights, powers, trusts and duties of the retiring Rights Agent. On request of Parent or the successor Rights Agent, the retiring Rights Agent will execute and deliver an instrument transferring to the successor Rights Agent all the rights, powers, trusts and duties of the retiring Rights Agent.

ARTICLE IV
COVENANTS

Section 4.1         List of Holders. Parent will furnish or cause to be furnished to the Rights Agent (with a copy to the Representative) in such form as Parent receives from the Company’s transfer agent (or other agent performing similar services for Parent), the names and addresses of the Holders of such securities within thirty (30) days of the Merger Effective Time.

Section 4.2         Payment of CVR Payment Amounts. Parent shall, on or prior to any CVR Payment Date, deposit with the bank or financial institution designated by the Rights Agent, for payment to the Holders in accordance with Section 2.4, the aggregate amount necessary to pay the CVR Payment Amount to each Holder.

Section 4.3         Discretion and Decision-Making Authority. Notwithstanding anything herein to the contrary, but subject to Parent’s obligations as set forth in Section 4.6, (a) Parent and its Affiliates, including the Company (after the Closing) and New Topco, shall have the power and right to control all aspects of their businesses and operations (and all of their assets and products), and subject to its compliance with the terms of this Agreement, Parent and its Affiliates, including the Company (after the Closing) and New Topco, may exercise or refrain from exercising such power and right as it may deem appropriate and in the best overall interests of Parent and its Affiliates, including the Company (after the Closing) and New Topco, and its and their stockholders, rather than the interest of the Holders; and (b) following the Efforts Disposition Period, the Company shall be permitted to take (or omit) any action in respect of the CVR Products.

Section 4.4         Audit Right. Upon the prior written request by the Representative, Parent shall meet at reasonable times during normal business hours with the Representative to discuss the content of any CVR Payment Notice. Parent agrees to maintain, for at least six (6) months after the last possible payment of CVR Proceeds, all books and records relevant to the calculation of a CVR Payment Amount and the amount of Gross Proceeds, Net Proceeds, Permitted Deductions, Tax Reserve Matter Expenses or any other calculations with respect to the Additional Closing Net Cash Proceeds or Tax Reserve Proceeds, as applicable. Subject to reasonable advance written notice from the Representative and prior execution and delivery by an independent accounting firm of national reputation chosen by the Representative (the “Accountant”) of a reasonable and customary confidentiality/nonuse agreement, Parent shall permit the Representative and the Accountant, acting as agent of the Representative (on behalf of the Holders), for one (1) year after the last possible payment of CVR Proceeds, to have access during normal business hours to the books and records of Parent as may be reasonably necessary to audit the calculation of such CVR Payment Amount, the calculation of the amount of Gross Proceeds, Net Proceeds, Permitted Deductions, Tax Reserve Matter Expenses or any calculations with respect to the Additional Closing Net Cash Proceeds or Tax Reserve Proceeds, as applicable.

Section 4.5         Assignments. Parent shall not, in whole or in part, assign any of its obligations under this Agreement other than in accordance with the terms of Section 6.3.

Section 4.6         Additional Covenants.

(a)        During the Existing Partnership Period, Parent shall, and shall cause its Affiliates (including the Company (after the Closing) and New Topco), and licensees and rights transferees to, use commercially reasonable efforts to (i) maintain and enforce the Existing Partnership Agreements and (ii) comply in all material respects with their respective covenants and obligations under each Existing Partnership Agreement.

(b)        During the Efforts Disposition Period, Parent shall, and shall cause its Affiliates (including the Company (after the Closing) and New Topco), licensees and rights transferees to, use commercially reasonable efforts to (i) enter into one or more Disposition Agreements as promptly as practicable following the Closing, (ii) maintain and enforce any Disposition Agreements entered into prior to or following the Closing and (iii) retain an employee or consultant of Parent or the Company for the purpose of maintaining and preserving the CVR Products.

(c)        During the Efforts Disposition Period, Parent shall, and shall cause its Affiliates (including the Company (after the Closing) and New Topco), and licensees and rights transferees to, use commercially reasonable efforts to comply in all material respects with their respective covenants and obligations under each such Disposition Agreement.

(d)        During the period beginning on the Closing and ending on December 31, 2026, Parent shall, and shall cause its Affiliates (including the Company (after the Closing) and New Topco), licensees and rights transferees to, use commercially reasonable efforts to maintain and prosecute the intellectual property relating to the CVR Products. For the avoidance of doubt, Parent and (after the Closing) the Company are not obligated to pursue new clinical, manufacturing or enabling work with respect to the CVR Products, except as otherwise required pursuant to the applicable Disposition Agreement, Existing Partnership Agreement, or agreement governing a Permitted Disposition.

(e)        During the Existing Partnership Period and the Disposition Period, Parent shall, and (after the Closing) shall cause the Company to maintain the CVRs (including fees and expenses related to the Rights Agent and the Representative).

(f)         During the Disposition Period: (i) Parent shall, and (after the Closing) shall cause the Company to, maintain records in the ordinary course of business pursuant to record-keeping procedures normally used by Parent and the Company regarding their respective activities (including its resources and efforts) with respect to entering into Disposition Agreements; and (ii) to the extent the Company licenses, sells, assigns or otherwise transfers intellectual property and other rights (including, without limitation, all data, marketing authorizations and applications for marketing authorization), assets, rights, powers, privileges and Contracts, the Company will require the licensee, purchaser, assignee, or transferee, as applicable to provide the information necessary for Parent to comply with its obligations under this Agreement.

(g)        During the Existing Partnership Period (including any Tail Period), upon the reasonable written request from the Representative, Parent will provide: (i) the Representative with a written update in reasonable detail describing the progress, status and anticipated trajectory of efforts in respect of the Existing Partnerships; and (ii) the anticipated timing of receiving payments in respect of the Existing Partnerships, in each case up to (I) one time in a fiscal quarter of each calendar year during the Existing Partnership Period and (II) one time during the Tail Period. The Representative agrees to maintain the confidentiality of any such update or other confidential information provided by Parent to the Representative under this Agreement; provided that the Representative may disclose any such update or other information to the Representative Group.

(h)        During the Disposition Period (including any Tail Period), upon the reasonable written request from the Representative, Parent will provide: (i) the Representative with a written update in reasonable detail describing the progress, status and anticipated trajectory of efforts in respect of the Disposition Agreement; and (ii) the anticipated timing of receiving payments in respect of the Disposition Agreements, in each case up to (I) one time in a fiscal quarter of each calendar year during the Disposition Period and (II) one time during the Tail Period. The Representative agrees to maintain the confidentiality of any such update or other confidential information provided by Parent to the Representative under this Agreement; provided that the Representative may disclose any such update or other information to the Representative Group.

(i)         In the event that Parent desires to consummate a Change of Control or other disposition of the CVR Products prior to the Expiration Date, Parent shall cause the Person acquiring the assets, shares or voting interests in New Topco (or its successor) or the applicable CVR Products, as applicable, to assume Parent’s or its successor’s (as applicable depending upon the structure of the Change of Control) obligations, duties and covenants under this Agreement. No later than five (5) Business Days after the consummation of any Change of Control or other transaction, Parent will deliver to the Rights Agent an Officer’s Certificate, stating that such Change of Control or other transaction complies with this Section 4.6(i) and that all conditions precedent herein relating to such transaction have been complied with.

Section 4.7         Tax Reserve Matter.

(a)        The Parent agrees that it (and the Parent Tax Advisor) will use commercially reasonable efforts to provide (and to cause the Company to provide) such assistance as may reasonably be requested in order to ensure the proper and adequate conduct of the Tax Reserve Actions.

(b)        The Tax Reserve Committee shall be entitled to, with the assistance of the Company Tax Advisor and the Parent Tax Advisor, direct the conduct of the Tax Reserve Actions and to settle and/or compromise any discussions with the Dutch Tax Authority regarding the Tax Reserve Matter and the Tax Reserve Actions; provided that any final settlement or compromise with the Dutch Tax Authority with respect to the Tax Reserve Matters, or final determination of the Tax Reserve Liability, shall require the prior written consent of the Parent (such consent not to be unreasonably withheld, conditioned or delayed).

(c)        The Tax Reserve Committee shall reasonably consult and cooperate with the Parent (and the Parent Tax Advisor) and consider in good faith suggestions concerning the decisions and determinations with respect to the Tax Reserve Matter. In the event the Tax Reserve Matter Expenses exceed $6,333,000 such that there shall be no Tax Reserve Proceeds payable hereunder, Parent may undertake, and have the sole discretion and authority with respect to, the settlement of the Tax Reserve Matter on behalf of the Company (or New Topco, after the Merger Effective Time) with the Parent Tax Advisor; provided, however, that (i) the Tax Reserve Committee may, at its sole expense, select an outside advisor on behalf of the Company (or New Topco, after the Merger Effective Time) for purposes of participating in the resolution of the Tax Reserve Matter, and (ii) the Parent Tax Advisor shall reasonably consult and cooperate with the advisor of the Tax Reserve Committee’s choosing and consider in good faith suggestions concerning the decisions and determinations with respect to the Tax Reserve Matter.

(d)        Neither the Tax Reserve Committee nor its members, managers, directors, officers, contractors, agents, advisors and employees from time to time (collectively, the “Tax Reserve Committee Group”), shall be liable to any Holder for any action or failure to act in connection with the acceptance or administration of the Tax Reserve Committee’s responsibilities hereunder, unless and only to the extent such action or failure to act is finally determined to be fraud or willful misconduct. Each of the Company, on behalf of itself and its Affiliates (including New Topco), and Parent, on behalf of itself and its Affiliates (including the Company and its Affiliates after the Closing), hereby agrees that the Tax Reserve Committee Group shall not have any liability or obligations to the Company, New Topco, Parent or any of their respective Affiliates relating to this Agreement or any of the transactions contemplated hereby. Each of the Company and Parent, on behalf of itself and its Affiliates, hereby waives any and all claims and causes of action (whether at law, in equity, in contract, in tort or otherwise) against the Tax Reserve Committee and all members of the Tax Reserve Committee Group arising out of or in connection with the acceptance or administration of its or their duties hereunder. The Parent shall indemnify, defend and hold harmless the Tax Reserve Committee and all members of the Tax Reserve Committee Group from and against any and all Tax Reserve Matter Expenses arising out of or in connection with the acceptance or administration of its duties hereunder. These immunities and rights to indemnification shall survive the resignation or removal of any or all members of the Tax Reserve Committee Group or any termination of this Agreement. The Holders acknowledge that the Tax Reserve Committee and Tax Reserve Committee Group shall not be required to expend or risk its own funds or otherwise incur any financial liability in the exercise or performance of any of its powers, rights, duties or privileges or pursuant to this Agreement or the transactions contemplated hereby.

(e)        The Tax Reserve Committee shall, assisted by the Company Tax Advisor and the Parent Tax Advisor, procure that it shall at all times keep the Parent informed of any developments in connection with the Tax Reserve Actions and of its intentions as to how to proceed and shall deliver to the Parent copies of all correspondence sent to or received from the Dutch Tax Authority in respect of the Tax Reserve Actions.

ARTICLE V
AMENDMENTS

Section 5.1         Amendments without Consent of Holders.

(a)        Without the consent of any Holders, the Representative, Parent and the Rights Agent, at any time and from time to time, may enter into one or more amendments hereto, for any of the following purposes:

(i)            to evidence the succession of another Person to Parent and the assumption by any such successor of the covenants of Parent herein as provided in Section 6.3; provided that, in each case, such provisions do not adversely affect the interests of the Holders;

(ii)           to add to the covenants of Parent such further covenants, restrictions, conditions or provisions as the Representative, Parent and the Rights Agent will consider to be for the protection of the Holders;

(iii)          to cure any ambiguity, to correct or supplement any provision herein that may be defective or inconsistent with any other provision herein, or to make any other provisions with respect to matters or questions arising under this Agreement; provided that, in each case, such provisions do not adversely affect the interests of the Holders;

(iv)          as may be necessary or appropriate to ensure that the CVRs are not subject to registration under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, and to ensure that the CVRs are not subject to any similar registration or prospectus requirement under applicable securities laws outside of the United States; provided that, in each case, such provisions do not adversely affect the interests of the Holders;

(v)           to evidence the succession of another Person as a successor Rights Agent or the Representative and the assumption by any such successor of the covenants and obligations of the Rights Agent or the Representative, as applicable, herein in accordance with Section 3.3 and Section 3.4; or

(vi)          any other amendments hereto for the purpose of adding, eliminating or changing any provisions of this Agreement; provided that, in each case, such addition, elimination or change does not adversely affect the interests of the Holders in any material respect.

(b)            Without the consent of any Holders, the Representative, Parent and the Rights Agent, in their sole and absolute discretion, at any time and from time to time, may enter into one or more amendments hereto, to reduce the number of CVRs which, and only in the event that, any Holder agrees to renounce and abandon such Holder’s rights under this Agreement in accordance with Section 2.7.

(c)            Promptly after the execution by the Representative, Parent and the Rights Agent of any amendment pursuant to the provisions of this Section 5.1, Parent shall mail (or cause the Rights Agent to mail) a notice thereof by first class mail to the Holders at their addresses as they appear on the CVR Register, setting forth such amendment.

Section 5.2         Amendments with Consent of Holders.

(a)        Subject to Section 5.1 (which amendments pursuant to Section 5.1 may be made without the consent of the Holders), with the consent of the Acting Holders, whether evidenced in writing or taken at a meeting of the Holders, the Representative, Parent and the Rights Agent may enter into one or more amendments hereto for the purpose of adding, eliminating or changing any provisions of this Agreement, even if such addition, elimination or change is materially adverse to the interests of the Holders.

(b)        Promptly after the execution by Parent the Representative, and the Rights Agent of any amendment pursuant to the provisions of this Section 5.2, Parent will mail (or cause the Rights Agent to mail at Parent’s sole cost and expense (without limitation to Parent’s right to deduct any such expenses in accordance herewith)) a notice thereof by first class mail to the Holders at their addresses as they appear on the CVR Register, setting forth such amendment.

Section 5.3         Execution of Amendments. In executing any amendment permitted by this ARTICLE V, the Rights Agent will be entitled to receive, and will be fully protected in relying upon, an opinion of counsel selected by Parent stating that the execution of such amendment is authorized or permitted by this Agreement. The Rights Agent may, but is not obligated to, enter into any such amendment that affects the Rights Agent’s own rights, privileges, covenants or duties under this Agreement or otherwise.

Section 5.4         Effect of Amendments. Upon the execution of any amendment under this ARTICLE V, this Agreement will be modified in accordance therewith, such amendment will form a part of this Agreement for all purposes and every Holder will be bound thereby. Notwithstanding anything in this Agreement to the contrary, the Rights Agent and the Representative shall not be required to execute any supplement or amendment to this Agreement that it has determined would adversely affect its own rights, duties, obligations or immunities under this Agreement or, with respect to the Representative, the rights, duties, obligations or immunities of the Holders under this Agreement. No supplement or amendment to this Agreement shall be effective unless duly executed by the Parent, Rights Agent and the Representative.

ARTICLE VI
OTHER PROVISIONS OF GENERAL APPLICATION.

Section 6.1         Notice. Any notice or other communication required or permitted hereunder shall be in writing and shall be deemed given when delivered in Person or by email, or by overnight courier, or three (3) Business Days after being sent by registered or certified mail (postage prepaid, return receipt requested), provided that with respect to notices delivered to the Representative, such notices must be delivered solely via email, as follows:

If to the Rights Agent, to it at:

Broadridge Corporate Issuer Solutions, LLC
Attn: BCIS IWS
51 Mercedes Way
Edgewood, NY 11717
Email: legalnotices@Broadridge.com; BCISCAManagement@Broadridge.com;

BCISERM@Broadridge.com

With a copy (which shall not constitute notice) to:

Broadridge Financial Solutions, Inc.
2 Gateway Center
Newark, New Jersey 07102
Attention: General Counsel.
Email: legalnotices@Broadridge.com; BCISCAManagement@Broadridge.com;

BCISERM@Broadridge.com

If to the Representative, to it at:

Fortis Advisors LLC

Attention: Notices Department (LAVA Therapeutics)

Email: notices@fortisrep.com

If to Parent:

XOMA Royalty Corporation
2200 Powell Street, Suite 310
Emeryville, CA 94608
Attention: Legal Department
Email: legalgroup@xoma.com

with a copy (which shall not constitute notice) to:

Gibson, Dunn & Crutcher LLP
One Embarcadero Center Suite 2600
San Francisco, CA 94111
Attention: Ryan A. Murr; Branden Berns
Email: rmurr@gibsondunn.com; bberns@gibsondunn.com

Any party may specify a different address by giving notice in accordance with this Section 6.1.

Section 6.2         Notice to Holders. Where this Agreement provides for notice to Holders, such notice will be sufficiently given (unless otherwise herein expressly provided) if in writing and mailed, first-class postage prepaid, to each Holder affected by such event, at the Holder’s address as it appears in the CVR Register, not later than the latest date, and not earlier than the earliest date, if any, prescribed for the giving of such notice. In any case where notice to Holders is given by mail, neither the failure to mail such notice, nor any defect in any notice so mailed, to any particular Holder will affect the sufficiency of such notice with respect to other Holders.

Section 6.3         Successors and Assigns. Parent may assign any or all of its rights, interests and obligations hereunder in its sole discretion and without the consent of any other party: (i) to any controlled Affiliate of Parent, but only for so long as it remains a controlled Affiliate of Parent (and Parent shall cause such Affiliate to immediately assign all of its rights, interests and obligations hereunder to Parent if and when such Affiliate ceases to be a controlled Affiliate of Parent); (ii) in compliance with Section 4.6(i) or (iii) otherwise with the prior written consent of the Acting Holders (such consent not to be unreasonably withheld, conditioned or delayed), any other Person (any permitted assignee under clauses (i), (ii) or (iii), an “Assignee”), in each case provided that the Assignee agrees to assume and be bound by all of the terms of this Agreement as if it were Parent. Any Assignee may thereafter assign all of its rights, interests and obligations hereunder in the same manner, and subject to the same conditions, as Parent pursuant to the prior sentence. In connection with any assignment to an Assignee described in clauses (i) or (ii) above in this Section 6.3, Parent shall agree to remain liable for the performance by each Assignee of all obligations of Parent hereunder with such Assignee substituted for Parent under this Agreement. This Agreement will be binding upon, inure to the benefit of and be enforceable by each of Parent’s successors and each Assignee. Subject to compliance with the requirements set forth in this Section 6.3 relating to assignments, this Agreement shall not restrict Parent’s ability to merge or consolidate with, or sell, issue or dispose of its stock or other equity interests or assets to, any other Person. Each of Parent’s successors and Assignees shall expressly assume by an instrument supplemental hereto, executed and delivered to the Rights Agent (with a copy to the Representative), the due and punctual payment of the CVR Proceeds and the due and punctual performance and observance of all of the covenants and obligations of this Agreement to be performed or observed by Parent. The Rights Agent may not assign this Agreement without the Representative’s written consent, except to an affiliate of the Rights Agent in connection with a corporate restructuring or to a successor Rights Agent in accordance with the terms of this Agreement. Any attempted assignment of this Agreement or any such rights in violation of this Section 6.3 shall be void and of no effect.

Section 6.4         Benefits of Agreement. Nothing in this Agreement, express or implied, will give to any Person (other than the Rights Agent, the Representative, Parent, Parent’s successors and Assignees, the Holders and the Holders’ successors and assigns pursuant to a Permitted CVR Transfer) any benefit or any legal or equitable right, remedy or claim under this Agreement or under any covenant or provision herein contained, all such covenants and provisions being for the sole benefit of the foregoing. The rights of Holders and their successors and assigns pursuant to Permitted CVR Transfers are limited to those expressly provided in this Agreement. Notwithstanding anything to the contrary herein, the Representative shall not commence any legal proceeding under this Agreement on behalf of or to enforce the rights of the Holders except at the direction of and with the prior written consent of the Acting Holders. Except for the rights of the Rights Agent and the Representative set forth herein, the Acting Holders will have the sole right, on behalf of all Holders, by virtue of or under any provision of this Agreement, to institute any action or proceeding with respect to this Agreement, and no individual Holder or other group of Holders will be entitled to exercise such rights. Reasonable expenditures incurred by such Holders in connection with any enforcement action hereunder may be deducted from any damages or settlement obtained prior to the distribution of any remainder to Holders generally. Holders acting pursuant to this provision on behalf of all Holders shall have no liability to the other Holders for such actions. The Representative and all Holders (including the Acting Holders) must enforce any such legal or equitable rights, remedies or claims under this Agreement against Parent and Purchaser and not against the Rights Agent.

Section 6.5         Governing Law; Jurisdiction; Waiver of Jury Trial.

(a)        This Agreement, the CVRs and all actions arising under or in connection therewith shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof.

(b)        Each of the parties hereto (i) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Chancery Court of the State of Delaware and any state appellate court therefrom or, if (but only if) such court lacks subject matter jurisdiction, the United States District Court sitting in New Castle County in the State of Delaware and any appellate court therefrom (collectively, the “Delaware Courts”); and (ii) consents to service of process by first class certified mail, return receipt requested, postage prepaid, to the address at which such party is to receive notice in accordance with Section 6.1. Each of the parties irrevocably and unconditionally: (A) agrees not to commence any such action or proceeding except in the Delaware Courts; (B) agrees that any claim in respect of any such action or proceeding may be heard and determined in the Delaware Courts; (C) waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the jurisdiction or laying of venue of any such action or proceeding in the Delaware Courts; and (D) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in the Delaware Courts.

(c)        EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING BETWEEN THE PARTIES (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE), INCLUDING ANY COUNTERCLAIM, ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF ANY PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF. EACH PARTY HERETO (A) MAKES THIS WAIVER VOLUNTARILY AND (B) ACKNOWLEDGES THAT SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS CONTAINED IN THIS Section 6.5(c).

Section 6.6         Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree shall remain in full force and effect to the extent not held invalid or unenforceable. The parties further agree to replace such invalid or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable provision.

Section 6.7         Counterparts and Signature. This Agreement may be executed in two or more counterparts (including by an electronic scan delivered by electronic mail), each of which shall be deemed an original but all of which together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties hereto and delivered to the other party, it being understood that the parties need not sign the same counterpart.

Section 6.8         Termination. This Agreement will be terminated and of no force or effect, the parties hereto will have no liability hereunder (other than with respect to monies due and owing by Parent to the Rights Agent and/or the Representative), and no payments will be required to be made, upon the earliest to occur of: (a) the delivery by the Rights Agent to each Holder of all CVR Payment Amounts required to be paid under the terms of this Agreement; (b) the delivery of a written notice of termination duly executed by Parent, New Topco and the Acting Holders; or (c) the Expiration Date; provided that if on the Expiration Date (i) Gross Proceeds are due to, but not yet received by, Parent or any of its Affiliates or (ii) CVR Payment Amounts have been determined to be payable to Holders pursuant hereto which have not yet been paid, in each of cases (i) and (ii), then this Agreement shall terminate in accordance with this Section 6.8(c) on the date that is the first anniversary of the Expiration Date (such additional period, the “Tail Period”). For the avoidance of doubt and notwithstanding anything to the contrary, nothing herein shall terminate or otherwise negatively affect any of the rights or remedies of the Representative with respect to the Holders pursuant to this Agreement or otherwise.

Section 6.9         Entire Agreement. This Agreement, the Purchase Agreement (including the schedules, annexes and exhibits thereto and the documents and instruments referred to therein) contain the entire understanding of the parties hereto and thereto with reference to the transactions and matters contemplated hereby and thereby and supersede all prior agreements, written or oral, among the parties with respect hereto and thereto.

Section 6.10       Legal Holiday. In the event that the CVR Payment Date shall not be a Business Day, then, notwithstanding any provision of this Agreement to the contrary, any payment required to be made in respect of the CVRs on such date need not be made on such date, but may be made on the next succeeding Business Day with the same force and effect as if made on the CVR Payment Date.

[Remainder of Page Left Blank Intentionally]

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its duly authorized officers as of the day and year first above written.

xoma royalty corporation

By
Name
Title

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its duly authorized officers as of the day and year first above written.

BROADRIDGE CORPORATE ISSUER SOLUTIONS, LLC solely in its capacity as Rights Agent

By
Name
Title

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its duly authorized officers as of the day and year first above written.

Fortis Advisors LLC, solely in its capacity as Representative

By
Name
Title